February 3, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jeffrey P. Riedler, Assistant Director
Christina De Rosa
James Peklenk
Andrew Mew

Re:	Eleven Biotherapeutics, Inc.
Registration Statement on Form S-1 (File No. 333-193131)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between January 23, 2014 and the date hereof, approximately 1,660 copies of the Preliminary Prospectus dated January 23, 2014 were distributed to prospective underwriters, institutional investors and prospective dealers.

We have been informed by the participating underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Standard Time, on Wednesday, February 5, 2014 or as soon thereafter as practicable.

[signature page follows]

Very truly yours, Citigroup Global Markets Inc. Cowen and Company, LLC Leerink Partners LLC As representatives of the Prospective Underwriters

By:	Citigroup Global Markets Inc.

By:	/s/ Christopher Gartin
Name: Christopher Gartin Title: Vice President

By:	Cowen and Company, LLC

By:	/s/ Jason Fenton
Name: Jason Fenton Title: Managing Director

By:	Leerink Partners LLC

By:	/s/ Anthony Gibney
Name: Anthony Gibney Title: Managing Director